

July 9, 2013

Via E-mail
John Limansky
President
Nexus Enterprise Solutions, Inc.
5340 N. Federal Highway, Suite 206
Lighthouse Point, Florida 33064

> **Re: Nexus Enterprise Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 21, 2013**
> **File No. 333-184832**

Dear Mr. Limansky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, 17

1. We note your response to comment 2 in our letter dated June 6, 2013; however, your response does not provide sufficient additional analysis with respect to the two factors we cited in our prior comment. First, your analysis under Securities Act Rules Compliance and Disclosure Interpretation 612.09 simply states that "the amount of shares involved is 7,492,000 shares" without providing us with any analysis. In our view, given the size of the offering and the size of the shares being offered by affiliates relative to the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Second, you state in a conclusory manner that the shares held by Demali Consulting and CMB Family Investment are not held by affiliates but you do not sufficiently explain the basis for your conclusion. In this regard, we note the familial relationship, the amount of shares held, the substantial discount at which such shareholders purchased shares and the fact that they are selling all, rather than some, of the shares they hold. We acknowledge

your statement that "it is less than the 10% equity interests that would deem them [not] to be affiliates;" in fact, however, the amount they own is one factor to be taken into consideration in determining affiliate status and the fact that they own 7.82% (or less than 10%) does not in and of itself cause them not to be affiliates. Please provide additional analysis or revise your revise your registration statement to price the shares at a fixed price for the duration of the offering.

Holders of Our Common Stock, page 28

2. We note your response to comment 4 in our letter dated June 6, 2013. We further note that you disclose that you have 212 holders of your common stock, but on page 14 in the risk factor entitled "Because our stock is not registered under the exchange act, …" you disclose that you have as of March 28, 2013 less than 40 shareholders of record. Please reconcile your disclosures or advise.

Financial Statements, page 38

Financial Statements for the Three Months Ended March 31, 2013 and 2012, page 39

3. Similar to comment 9 from our letter dated February 15, 2013, please remove the "fka MutuaLoan Corporation" reference included in the headings of your financial statements and related footnotes.

Item 15. Recent sale of unregistered securities, page 53

4. Please revise your disclosure to provide the information provided in your response to prior comment 10 from our letter dated June 6, 2013.

Item 16. Exhibits, page 54

5. With a view to disclosure, please include in your registration statement the information you include in your response to prior comment 11 from our letter dated June 6, 2013, so that readers are aware of your apparent intent as contrasted with the operative language of your governing documents.

You may contact Yong Kim, Staff Accountant, at (202) 551-3416 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director